14 MARCH 2011

SIMBERI (PNG) - RESOURCE STATEMENT

Further to Allied Gold Limited's announcement of 10 March 2011 regarding an Inferred Mineral Resource at the Botlu deposit at the Simberi gold mine, the company provides the following updated table of Mineral Resources for Simberi.

Due to formatting of the table and the different definitional requirements under the various stock exchanges, Allied provides the following for clarity.

As advised, the estimated Measured and Indicated resources at Simberi now stand at 80.4Mt @ 1.26g/t Au, containing 3.26 Moz gold, with additional Inferred Resources of 91.9 Mt @ 1.00g/t Au containing 2.95 Moz gold (see Appendix 1 below).

ASX & AIM Disclosures: A newly updated Mineral Resource of predominantly sulphide mineralisation has increased the estimated Inferred Resources at Botlu to 8.4 Mt at a grade of 1.59 g/t Au for 429,000 ounces gold as at February 2011. This represents an increase of 172% from previous total Measured, Indicated and Inferred Resources of 3.4 Mt @ 1.44g/t Au containing 158,000 ounces gold. (ALD – Revised NI 43-101 Technical Report, 9/11/2010)

TSX Disclosures: A newly updated Mineral Resource of predominantly sulphide mineralisation has increased the estimated Inferred Resource at Botlu to 8.4 Mt at a grade of 1.59 g/t Au for 429,000 ounces gold, as at February 2011. This represents an increase of 172% from previous estimate with Measured and Indicated Resources of 1.7 Mt @ 1.16g/t Au containing 62,000 ounces and Inferred Resources of 1.8Mt @ 1.70g/t Au containing 96, 000 ounces (ALD - Revised NI 43-101 Technical Report, 9/11/2010).

APPENDIX 1 - Simberi Estimated Resources with updated Botlu Resource **(highlighted in GREY) as at February 2011.** *Original Source: ALD - November 2010 REVISED TECHNICAL REPORT, Simberi Gold Project, Simberi Island, Papua New Guinea (Golder Associates Report Number: 1097641039-005-R01).3.7 Resource Simberi Resource (0.5 g/t Au cut off – depleted to eom October 2010)*

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t		Mt	Au g/t	koz	Mt	Au g/t	koz
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transition				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					0.07	1.76	4	1.02	1.36	45
Botlu	Oxide							2.10	1.21	81
	Transition							0.15	1.83	9
	Sulphide							6.13	1.72	339
Botlu Total								8.39	1.59	429
Pigibo	Oxide				2.96	1.11	106	0.60	0.89	17

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

	Transition				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188
Pigibo Total					9.00	1.13	327	7.33	0.93	220
Pigicow	Oxide				0.15	1.65	8	0.29	1.30	12
	Transition							0.11	1.29	4
	Sulphide							2.00	1.26	81
Pigicow Total					0.15	1.65	8	2.39	1.26	97
Pigiput	Oxide	3.02	0.87	85	4.60	0.92	137	2.01	0.79	51
	Transition				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1,583	32.25	1.00	1,042
Pigiput Total		3.02	0.87	85	39.12	1.41	1,775	35.03	0.99	1,114
Samat East	Oxide							0.40	1.13	14
	Transition							0.08	0.78	2
	Sulphide							3.50	0.78	88
Samat East Total								3.98	0.82	105
Samat north A	Oxide				0.16	0.75	4	0.11	0.84	3
	Transition				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total					0.56	0.83	15	1.20	0.86	33
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transition				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.90	1.22	74	1.05	0.73	25
Samat North B Total					2.06	1.24	82	1.19	0.73	28
Samat South A	Oxide				0.02	2.11	1	0.16	1.28	7
	Transition				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total					0.05	1.53	2	1.90	0.99	61
Samat South B	Oxide				0.05	2.94	5	0.17	1.51	8
	Transition				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.70	1.76	96	3.36	1.07	115
Samat South B Total					1.80	1.80	104	3.54	1.09	124
Sorowar	Oxide	5.81	1.30	243	8.56	1.08	298	2.40	1.09	84
	Transition	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.30	0.93	39	6.93	0.92	205	19.03	0.90	549
Sorowar Total		7.64	1.23	302	16.95	1.02	556	21.72	0.92	641
Sorowar South	Oxide							0.68	0.82	18
	Transition							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total								6.35	0.67	138
Grand Total		10.66	1.13	387	69.76	1.28	2,874	91.95	1.00	2,953

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on a resource estimate prepared by Allied Gold Resource Geologist Mrs Carmel Grant, under the supervision of Chief Geologist Mr Philip Davies. Both are registered members of the AusIMM. Mrs Grant has more than five years experience relevant to gold resource estimation and qualifies as a Competent Person as defined in the 2004 edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" Both Mrs Grant and Mr Davies consent to the inclusion in this report of the matters based on the information in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).